FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2024

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated December 11, 2024

Item 1

Banco Santander, S.A., ("Santander") communicates the following:

OTHER RELEVANT INFORMATION

Santander has been informed by the European Central Bank (“ECB”), after following its Supervisory Review and Evaluation Process (“SREP”), of its decision regarding the minimum prudential capital requirements effective as of 1 January 2025.

The ECB’s decision maintains an unchanged Pillar 2 requirement (“P2R”) of 1.74% at a consolidated level, of which at least 0.98% must be covered with Common Equity Tier 1 capital (“CET1”). 9 basis points of P2R reflect the capital add-on due to the ECB’s prudential expectations on calendar provisioning in connection with non-performing loans.

The following table shows the minimum CET1 and total capital requirements applicable at the consolidated level as of 1 January 2024 and as of 1 January 2025, as well as Santander's ratios1 as of 30 September 2024:

	Minimum Requirement		Data
	As of 01/01/2024	As of 01/01/2025	As of 30/09/2024
CET1	9.60%	9.67%[2]	12.48%

Total Capital	13.86%	13.93%[3]	17.06%

As described in the table above, Santander maintains a surplus of capital over these requirements, both in CET1 and total capital terms.

Boadilla del Monte (Madrid), 11 December 2024

IMPORTANT INFORMATION

Not a securities offer

This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

1 Phased-in ratios.

2 The minimum requirement ratio of CET1 at consolidated level consists of: (a) the minimum capital requirement of Pillar 1 (4.50%), (b) P2R (0.98%), (c) the capital conservation buffer (2.50%), (d) the requirement arising from the consideration of Santander as Other Systemically Important Institution (“OSII”), which has been fixed by Banco de España effective on 1 January 2025 (1.25%), (e) the systemic risk buffer requirement, estimated as of 31 December 2024, arising from the activation by Banco de España of reciprocity with Italy (0.02%) and Portugal (0.02%), and (f) the countercyclical capital buffer requirement (0.3979%), calculated as of 30 September 2024, and for which, according to the resolution from Banco de España issued on 1 October 2024, an increase of 0.50% over the exposures located in Spain will be applicable from 1 October 2025, and an additional increase of 0.50% over such exposures is expected to be applicable from 1 October 2026. With respect to the minimum requirement applicable as of 1 January 2024, the increase of 7 basis points is due to variations given in the items listed in limb (f), whose value was 0.3693%, as disclosed in the inside information filing dated 11 December 2023, and for limb (e), whose value was not included in such filing since the activation of reciprocity by Banco de España with Portugal is effective on 1 October 2024, and with Italy on 31 December 2024.

3 In addition to the CET1 requirement, the minimum total capital requirement at consolidated level includes: (i) Pillar 1 requirements of Additional Tier 1 (1.5%) and Tier 2 (2%), and (ii) part of the P2R requirements which can be covered by Additional Tier 1 and Tier 2 (0.33% y 0.44%, respectively), remaining unchanged with respect to the minimum requirement applicable as of 1 January 2024, save for the CET1 increase of 7 basis points specified in the previous section.

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	December 11, 2024	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance